Exhibit 99.1

Vertical Aerospace Launches "Flightpath 2030", a strategy to pioneer electric aviation

London, UK; New York, USA – 12/11/2024: Vertical Aerospace Ltd. (“Vertical” or the "Company") (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, today announces "Flightpath 2030," its strategy for market leadership before the end of the decade.

As Vertical advances its piloted flight test programme, which has entered into Phase 2, "Flightpath 2030" sets a clear route for the company’s journey from prototype to production. This strategic plan builds on the progress made by the business to date and is underpinned by learnings from its piloted flight test programme, using a full-sized prototype, positive engagement with its home regulator, the Civil Aviation Authority (CAA) and robust planning by Vertical’s Leadership Team.

Stuart Simpson, CEO at Vertical Aerospace, said: “This is a transformational moment for Vertical as we advance from prototype to production. Since I became CEO, I’ve been clear that I want Vertical to lead — not just compete in — the eVTOL sector.

The strategy and goals we are unveiling today provide a new level of detail on how exactly we intend to get there – the best team, delivering the safest and most versatile aircraft, with the most compelling business model in the industry.”

Market leadership through embedding a pioneering culture, redefining aerospace best practice, intelligent partnering and being safety obsessed.

From the company’s inception, Vertical set out to focus on engineering and product excellence, building an aircraft which meets the highest safety standards and needs of its customers operating the VX4. Vertical’s customers include some of the world’s largest airlines, helicopter operators and aircraft lessors.

Vertical’s mission is to pioneer electric aviation, by integrating four strategic intents – pioneering culture, redefining aerospace best practice, intelligent partnering and safety obsessed - into every stage of development and operations. This is reflected in the strategic goals it has set out to deliver.

Flightpath 2030: by the end of the decade, Vertical is targeting:

•	Delivering at least 150 aircraft to our customers, achieving significant milestones in high-quality, large-scale production. Vertical is currently collaborating with leading aerospace firms including GKN Aerospace, Hanwha, Honeywell, Leonardo, Molicel and Syensqo, combining this with innovation as needed, such as with its own proprietary powertrain and propeller technology.

•	Achieving an annual production rate exceeding 200 VX4 units in Q4 2030, with plans to scale up to greater than 700 units per year in the medium-term, to deliver against a leading pre-order book. To achieve this goal, Ross Crawford, who has extensive experience in early-stage manufacturing ramp ups, including at Jaguar Land Rover, has been appointed to lead Vertical’s manufacturing capabilities.

•	Positioning Vertical to become sustainably cash generative, achieving cash break-even in 2030, given the capital efficiency of its focused OEM business model. Gross profit margin is currently expected to build to >40% in the following years.

•	Certifying the VX4 in 2028, followed by certifying its first major upgrade in 2030. This update versus previous expectations follows Vertical’s positive engagement with the CAA as well as its progress, insights, and growing confidence from the second piloted flight test plan, which began in 2024 and recently advanced to Phase 2: untethered, piloted thrustborne flight—a critical milestone on the path to certification. The aircraft is performing beyond expectations.

The VX4’s high performance powertrain allows for future capacity increases, giving customers flexibility. While the current prototype seats four passengers, its cabin width and robust powertrain enable the potential to accommodate six passengers and extend its range with minimal adjustments to the design or certification requirements.

•	Maintaining a zero accident rate, certifying to the highest level of safety – 10-9, the same as for commercial airliners - whilst upholding our commitment to rigorous safety standards across the business.

David King, Chief Engineer at Vertical Aerospace, said: “The eVTOL sector isn’t just another iteration of existing tech; we’re defining an entirely new category of aircraft.

Innovating in this space demands a radical shift in how we develop aerospace solutions. In the UK, with its unmatched aviation heritage, world-class talent, and a thriving ecosystem, we’re driving that change. Today’s plan sets out exactly how we will make this new dawn of travel a reality.”

Outlook

Vertical has an industry-leading capital efficient business model as a focused OEM and has achieved significant key milestones towards certification including:

-	The CAA expanding the scope of Vertical’s Design Organisation Approval in July, a requirement for the Type Certification of the VX4 and its entry into service.
-	Successfully progressing its full-scale piloted flight test programme – most recently initiating Phase 2 – untethered thrustborne.
-	Developing proprietary certifiable battery technology in-house with the sixth-generation packs in use in its current prototype.

As of September 30, 2024, the Group had £42.8 million/$57.4 million of cash and cash equivalents on hand, based on unaudited management accounts.

Vertical currently expects the capital required for the business to deliver its operational goals over the next 12 months to be broadly consistent with spend over the last 12 months of £78.4 million/$98.0 million. This spend will increase over time as Vertical approaches certification and then production.

Discussions are ongoing regarding potential third party investment. Vertical is optimistic that these discussions will result in a transaction that will provide funding further into 2025 and facilitate future fundraising opportunities. In parallel Vertical continues to explore all alternative options available with respect to its funding needs.

In 2025, Vertical plans to:

-	Fly full-scale piloted transition.
-	Build and fly its third full-scale VX4 prototype.
-	Fly full-scale piloted flights demonstrating real-world use cases.
-	Earn additional DOA privileges including Flight Conditions privilege granted by the CAA.
-	Initiate production with long-range parts purchasing.
-	Strengthen its operating model and shift its approach to focus on execution.

Details of webcast

The strategy presentation can be viewed on Vertical’s Investor Relations website. A webcast will take place today at 0830 ET (13:30 GMT), hosted by the company’s leadership. To access the webcast, visit Vertical’s Investor Relations website: https://investor.vertical-aerospace.com/events-and-presentations/events/.

If unable to attend the webcast, to listen by phone, please dial +1 646 307-1963 or +1 0800 715 9871; Conference ID 8922591.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical was founded in 2016 by Stephen Fitzpatrick, founder of the OVO Group, Europe’s largest independent energy retailer. Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the design and manufacture of the VX4, the features and capabilities of the VX4, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, including completion of the piloted test programme phases, selection of suppliers, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product with any of our intended regulators on any particular timeline or at all, our ability and plans to raise additional capital to fund our operations, the differential strategy compared to our peer group, expectations surrounding pre-orders and commitments, our future results of operations and financial position and expected financial performance and operational performance, liquidity, growth and profitability strategies, our plans to mitigate the risk that we are unable to continue as a going concern, our plans for capital expenditures, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the preorders received are conditional and may be terminated at any time and any pre-delivery payments may be fully refundable upon certain specified dates; any circumstances; the inability for our aircraft to perform at the level we expect and may have potential defects; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel, our ability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.